Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

1 May 2020

Commission file number: 001-10306

Form 6-K

The Royal Bank of Scotland Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

Scotland

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K, except for any information contained on any websites linked or documents referred to in this report, shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Covid-19 pandemic and its impact on the RBS Group; future profitability and performance, including financial performance targets such as return on tangible equity; cost savings and targets; implementation of the RBS Group’s strategy; litigation and government and regulatory investigations, including the timing and financial and other impacts thereof; the implementation of the Alternative Remedies Package; the continuation of the RBS Group’s balance sheet reduction programme, including the reduction of risk-weighted assets (RWAs) and the timing thereof; capital and strategic plans and targets; capital, liquidity and leverage ratios and requirements, including CET1 Ratio, RWA equivalents (RWAe), Pillar 2 and other regulatory buffer requirements, minimum requirement for own funds and eligible liabilities, and other funding plans; funding and credit risk profile; capitalisation; portfolios; net interest margin; customer loan and income growth; the level and extent of future impairments and write-downs, including with respect to goodwill; restructuring and remediation costs and charges; the RBS Group’s exposure to political risk, economic risk, climate change risk, operational risk, conduct risk, cyber and IT risk and credit rating risk and to various types of market risks, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements

These statements are based on current plans, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to the RBS Group’s strategy or operations, which may result in the RBS Group being unable to achieve the current targets, predictions, expectations and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. Forward-looking statements speak only as of the date we make them and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the RBS Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements we describe in this document, including in the risk factors and other uncertainties set out in the RBS Group’s 2019 Annual Report on Form 20-F and other materials filed with, or furnished to, the US Securities and Exchange Commission, and other risk factors and uncertainties discussed in this document. These include the significant risks for the RBS Group presented by: the uncertainty surrounding the Covid -19 pandemic and the impact of the Covid-19 pandemic on RBS Group; strategic risk (including in respect of: the implementation and execution of the RBS Group’s Purpose-led Strategy, including as it relates to the re-alignment of the NWM franchise and the RBS Group’s climate ambition and the risk that the RBS Group may not achieve its targets); operational and IT resilience risk (including in respect of: the RBS Group being subject to cyberattacks; operational risks inherent in the RBS Group’s business; exposure to third party risks including as a result of outsourcing and its use of new technologies and innovation, as well as related regulatory and market changes; the RBS Group’s operations being highly dependent on its IT systems; the RBS Group relying on attracting, retaining and developing senior management and skilled personnel and maintaining good employee relations; the RBS Group’s risk management framework; and reputational risk), economic and political risk (including in respect of: prevailing uncertainty regarding the terms of the UK’s withdrawal from the European Union; increased political and economic risks and uncertainty in the UK and global markets; climate change and the transition to a low carbon economy; HM Treasury’s ownership of RBSG and the possibility that it may exert a significant degree of influence over the RBS Group; changes in interest rates and changes in foreign currency exchange rates), financial resilience risk (including in respect of: the RBS Group’s ability to meet targets and make discretionary capital distributions; the highly competitive markets in which the RBS Group operates; deterioration in borrower and counterparty credit quality;  the ability of the RBS Group to meet prudential regulatory requirements for capital and MREL, or to manage its capital effectively; the ability of the RBS Group to access adequate sources of liquidity and funding; changes in the credit ratings of RBSG, any of its subsidiaries or any of its respective debt securities; the RBS Group’s ability to meet requirements of regulatory stress tests; possible losses or the requirement to maintain higher levels of capital as a result of limitations or failure of various models; sensitivity of the RBS Group’s financial statements to underlying accounting policies, judgments, assumptions and estimates; changes in applicable accounting policies; the value or effectiveness of any credit protection purchased by the RBS Group; the level and extent of future impairments and write-downs, including with respect to goodwill; and the application of UK statutory stabilisation or resolution powers) and legal, regulatory and conduct risk (including in respect of: the RBS Group’s businesses being subject to substantial regulation and oversight; the RBS Group complying with regulatory requirements; legal, regulatory and governmental actions and investigations (including the final number of PPI claim and their amounts); the replacement of LIBOR, EURIBOR and other IBOR rates to alternative risk free rates; heightened regulatory and governmental scrutiny (including by competition authorities); implementation of the Alternative Remedies Package and the costs related thereto; and changes in tax legislation).

The forward-looking statements contained in this document speak only as at the date hereof, and the RBS Group does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

RBS – Q1 2020 Results                                                                         1

Introduction

Presentation of information

In this document, ‘RBSG plc’ refers to The Royal Bank of Scotland Group plc, and ‘RBS’ or ‘RBS Group’ refers to RBSG plc and its subsidiaries

Any information contained on websites linked or reports referenced in this Interim Management Statement on Form 6-K for information only and will not be deemed to be incorporated by reference herein.

Non-IFRS financial information

RBS prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for certain items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. For details of the basis of preparation and reconciliations where appropriate refer to the Appendix.

RBS – Q1 2020 Results                                                                         2

The Royal Bank of Scotland Group plc

Q1 2020 Interim Management Statement

Responding to exceptional circumstances

RBS\Finance\0000012\Secret

On the 11 March 2020, the spread of the Covid-19 virus around the world was declared a pandemic by the World Health Organisation. Many countries’ governments, including the UK Government, have implemented restrictions aimed at limiting the rate of its spread which have had immediate impacts on people, businesses and economies. Our purpose of ‘championing potential, helping people, families and businesses to thrive’ has been central to our response to the unprecedented challenges that our customers and colleagues currently face.

We remain available to support as required; our systems remain robust and we have ensured that more than 90% of our branch network remains open, alongside our telephone, internet and mobile app channels. Across the Bank, over 60,000 colleagues, including those working in call centres, are now set up to work from home. Additionally, the Bank has committed to support special leave with full pay for all colleagues for six months as required.

Following significant capital strengthening in recent years, the Bank is currently in a strong position to deal with a likely significant economic downturn. The CET1 ratio increased to 16.6% in the quarter following the cancellation of proposed dividend payments partially offset by the impact of increased RWAs. The Liquidity Coverage Ratio (LCR) remains strong at 152%.

Resilient balance sheet

●

CET1 ratio of 16.6%, 40 basis points higher than Q4 2019, which includes a c.75 basis point increase associated with the release of the foreseeable dividend and pension contribution capital deductions as previously announced. RWAs increased by £6.0 billion reflecting lending growth in the retail and commercial businesses and an increase in NatWest Markets.

●	LCR remains healthy at 152%, representing £49.5 billion headroom above 100%.
●

Total net loans to customers increased by £24.4 billion compared to Q4 2019. Net lending, excluding NatWest Markets and Central items & other, increased by £13.1 billion in the quarter across the retail and commercial businesses driven by mortgage lending in UK Personal Banking and an £8.0 billion increase in Commercial Banking reflecting the utilisation of revolving credit facilities (RCFs) in response to Covid-19 uncertainty.

●

Customer deposits increased by £15.6 billion compared with Q4 2019 principally reflecting an £8.9 billion increase in Commercial Banking as customers sought to retain liquidity in response to Covid-19 uncertainty.

Q1 2020 financial performance
●	RBS reported an operating profit before tax of £519 million and an attributable profit of £288 million.
●

Total income increased by £125 million or 4.1%, in comparison to Q1 2019. Total income, excluding notable items and own credit adjustments, decreased by 1.6% in comparison to Q1 2019. Across the retail and commercial businesses income decreased by 6.5% whilst NatWest Markets core income increased by 9.3%.

●

RBS net interest margin of 1.70% was 7 basis points lower than Q4 2019. Bank net interest margin (NIM) of 1.89% was 4 basis points lower than Q4 2019 reflecting continued structural pressure in the mortgage business, as front book margins remain below back book, and the contraction of the yield curve.

●	Litigation and conduct costs release of £4 million includes a £100 million PPI release offset by other charges.
●	Strategic costs of £131 million include a £39 million charge related to technology spend and a £34 million direct charge in NatWest Markets in respect of restructuring activity.
●

Operating costs reduced by £97 million in Q1 2020 in comparison to Q1 2019. Operating costs reduction, excluding strategic costs, litigation and conduct costs and operating lease depreciation of £26 million, was achieved in the quarter. The Bank’s key focus is on supporting our customers and colleagues through this period of uncertainty, while preserving shareholder value, and we remain on track to deliver a £250 million cost reduction in 2020.

●

Net impairment losses of £802 million equate to 90 basis points of gross customer loans, compared with 11 basis points in Q1 2019. Q1 2020 includes a £628 million charge in respect of a more uncertain economic outlook, bringing our total multiple economic scenario (MES) overlay to £798 million.

RBS – Q1 2020 Results                                                                         3

Loans to customers & customer deposits

●

Net loans to customers increased by £24.4 billion in Q1 2020, of which £13.1 billion related to growth across the retail and commercial businesses and £7.5 billion was within central items, mainly reflecting reverse repo activity as part of treasury liquidity management. UK Personal Banking increased by £4.8 billion, with gross new mortgage lending of £10.4 billion in the quarter. Commercial Banking increased by £8.0 billion reflecting the utilisation of RCFs in response to Covid-19 uncertainty.

●

Customer deposits increased by £15.6 billion compared with Q4 2019 principally reflecting an £8.9 billion increase in Commercial Banking as customers sought to retain liquidity in response to Covid-19 uncertainty.

Between 31 March 2020 and 23 April 2020:

●	UK Personal Banking gross new mortgage lending was £1.3 billion largely reflecting re-mortgage business as the level of new business in the UK market reduces.
●	As at 23 April, RBS has extended repayment holidays to over 190,000 mortgage customers.
●	Since the inception of the Coronavirus Business Interruption Loan Scheme (CBILS), £1,376 million loans have been approved.
●	RBS has facilitated £3,105 million of Covid-19 Corporate Financing Facilities (CCFF) issuances by the Bank of England on behalf of our customers.
●	Support under the Coronavirus Large Business Interruption Loan Scheme (CLBILS) has commenced and as at 23 April 2020, £29 million of loans had been requested.
●

Commercial Banking has provided gross new lending of £2,015 million to support our customers, including £501 million to Large Corporates & Institutions, £420 million to SMEs & Mid Corporates and £623 million to Real Estate.

●	Utilisations of RCFs in Commercial Banking have stabilised at around 40% of committed facilities following the increased drawdowns in Q1 2020.
●

RBS International has, as at 23 April 2020, supported 1,418 personal customers with mortgage or loan repayment breaks and new overdraft facilities and 413 business customers with loan repayment breaks or working capital facilities.

RBS had £68.6 billion of undrawn and off-balance sheet exposure at default (EAD) as 31 March 2020 (31 December 2019 – £71.1 billion).

Dividends

●

As announced on 1 April 2020, RBS has decided not to undertake interim dividend payments or share buybacks, take no charge in CET1 for foreseeable dividends and to defer decisions on any future shareholder distributions until the end of 2020. In response to a formal request from the Prudential Regulation Authority, the Board has also decided to cancel the final ordinary and special dividend payments in relation to the 2019 financial year. The Board remains committed to capital returns, will continue to review the situation and will look to resume distributions to ordinary shareholders in due course.

RBS – Q1 2020 Results                                                                         4

Outlook(1)

As outlined in our 2019 Annual Report on Form 20-F, the central economic forecast supporting our corporate plan was in line with the December 2019 consensus view. This assumed average UK GDP growth of c.1.6% from 2019 to 2023, with a 25 basis point cut in the Bank of England Base rate in 2020. Clearly this position has deteriorated sharply in recent weeks and the conditions facing the UK economy, along with the associated government and regulatory response, are unprecedented. The outlook is now subject to significant uncertainty and we will continue to refine our internal forecast as the economic position evolves.

2020 Outlook

The latest outlook for central bank rates to remain at historic lows and flat yield curves will adversely impact the Bank’s income generation. As noted above, the Bank’s corporate plan assumed a 25 basis point rate cut in 2020 compared with the recent reductions of 65 basis points.

In addition to the impact of ongoing market uncertainty, and in line with the guidance in our 2019 Annual Report on Form 20-F, we continue to expect that regulatory changes will adversely impact income in our personal business by around £200 million.

Whilst we remain committed to our £250 million cost reduction target, achieving planned reductions in the current environment is likely to prove more challenging although this will be mitigated by rebalancing of the investment pool and other cost saving initiatives. We now expect strategic costs to be at the lower end of our previous guidance of £0.8-1.0 billion for the year. We retain the longer term commitment to re-shaping the Bank to be fit for the future and driving sustainable success.

In Q1 2020 our impairment loss rate was 90 basis points of gross customer loans. We expect the full year 2020 loss rate will be meaningfully higher than our guidance of below 30-40 basis points. The impacts of Covid-19 and the mitigating benefits of government schemes are uncertain and challenging to forecast accurately. At this time it would be inappropriate to provide full year loss rate guidance.

We expect to achieve lending growth of greater than 3% across our retail and commercial businesses, given the significant increase in lending during 2020 to date.

Given the current uncertainty the level of risk weighted assets (RWAs) at the end of 2020 is very likely to exceed the £185-190 billion range we previously guided to. We do however continue to target a reduction in NatWest Markets RWAs to around £32 billion by the end of 2020 and expect to achieve this with lower income disposal losses than the £0.4 billion previously guided to, subject to market conditions.

RBS Group maintains its capital and funding issuance guidance as set out in the 2019 Annual Report on Form 20-F, subject to market conditions and any changes in the 2020 balance sheet profile.

Medium term outlook

We remain committed to the strategic objectives and priorities we announced as part of our full year 2019 results. Whilst we are closely monitoring events and assessing potential scenarios and outcomes, reflecting the significant deterioration in economic outlook and unprecedented levels of uncertainty it would be inappropriate to provide an update on medium term outlook at this time.

As previously announced, we will not undertake interim dividend payments or share buybacks, take charges in CET1 for foreseeable dividends and will defer decisions on any future shareholder distributions until the end of 2020.

Note:

(1)   The guidance, targets, expectations and trends discussed in this section represent management’s current expectations and are subject to change, including as a result of the factors described in the “Risk Factors” section on pages 31 to 32 of this announcement, pages 286 to 300 of RBS Group’s 2019 Annual Report on Form 20-F and on pages 143 and 156 of NatWest Markets Plc’s 2019 Annual Results. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

RBS – Q1 2020 Results                                                                         5

Business performance summary

	Quarter ended
	31 March	31 December	31 March
Performance key metrics and ratios	2020	2019	2019
Profit before impairment losses	£1,321m	£1,706m	£1,099m
Operating profit before tax	£519m	£1,546m	£1,013m
Profit attributable to ordinary shareholders	£288m	£1,410m	£707m
Bank net interest margin (RBS NIM excluding NWM) (1)	1.89%	1.93%	2.07%
Bank average interest earning assets (RBS excluding NWM) (1)	£422bn	£420bn	£404bn
Cost:income ratio (1)	57.7%	59.4%	63.4%
Loan impairment rate (1)	90bps	19bps	11bps
Earnings per share
- basic	2.4p	11.7p	5.9p
- basic fully diluted	2.4p	11.6p	5.8p
Return on tangible equity (1)	3.6%	17.7%	8.3%
Average tangible equity	£32bn	£32bn	£34bn
Average number of ordinary shares
outstanding during the period (millions)
- basic	12,074	12,078	12,047
- fully diluted (2)	12,100	12,114	12,087

	31 March	31 December	31 March
Balance sheet key metrics and ratios	2020	2019	2019
Total assets	£817.6bn	£723.0 bn	£719.1bn
Funded assets (1)	£608.9bn	£573.0bn	£585.1bn
Loans to customers - amortised cost	£351.3bn	£326.9bn	£306.4bn
Impairment provisions	£4.2bn	£3.7bn	£3.6bn
Customer deposits	£384.8bn	£369.2bn	£355.2bn

Liquidity coverage ratio (LCR)	152%	152%	153%
Liquidity portfolio	£201bn	£199bn	£190bn
Net stable funding ratio (NSFR) (3)	138%	141%	137%
Loan:deposit ratio (1)	91%	89%	86%
Total wholesale funding	£86bn	£75bn	£77bn
Short-term wholesale funding	£32bn	£19bn	£19bn

Common Equity Tier (CET1) ratio	16.6%	16.2%	16.2%
Total capital ratio	21.4%	21.2%	21.1%
Pro forma CET 1 ratio, pre dividend accrual (4)	16.6%	17.0%	16.3%
Risk-weighted assets (RWAs)	£185.2bn	£179.2bn	£190.8bn
CRR leverage ratio	5.1%	5.1%	5.2%
UK leverage ratio	5.8%	5.8%	6.0%

Tangible net asset value (TNAV) per ordinary share	273p	268p	289p
Tangible net asset value (TNAV) per ordinary share - fully diluted (1,2)	272p	267p	288p
Tangible equity	£32,990m	£32,371m	£34,962m
Number of ordinary shares in issue (millions)	12,094	12,094	12,090
Number of ordinary shares in issue (millions) - fully diluted (2,5)	12,116	12,138	12,129

Notes:
(1)	Refer to the Appendix for details of basis of preparation and reconciliation of non-IFRS financial and performance measures.
(2)

Includes the effect of dilutive share options and convertible securities. Dilutive shares on an average basis for Q1 2020 were 26 million shares (Q4 2019 - 36 million shares; Q1 2019 - 40 million shares) and as at 31 March 2020 were 22 million shares (as at 31 December 2019 - 44 million shares; as at 31 March 2019 - 39 million shares).

(3)	NSFR reported in line with CRR2 regulations finalised in June 2019.
(4)

At 31 March 2020 there is no charge in CET1 for foreseeable dividends or charges. The pro forma CET 1 ratio at 31 December 2019 excludes foreseeable charges of £968 million for ordinary dividends (3p per share final dividend and 5p per share special dividend) and £365 million pension contribution.

(5)	Includes 18 million shares held by the Employee Benefit Trust (31 December 2019 - 15 million shares; 31 March 2019 - 24 million shares).

Non-IFRS financial measures

This document contains a number of non-IFRS financial measures and performance metrics not defined under IFRS. For details of the basis of preparation and reconciliations where appropriate refer to the Appendix.

RBS – Q1 2020 Results                                                                         6

Summary consolidated income statement for the period ended 31 March 2020

	Quarter ended
	31 March	31 December	31 March
	2020	2019	2019
	£m	£m	£m
Net interest income	1,942	2,037	2,033
Own credit adjustments	155	(22)	(43)
Other non-interest income	1,065	2,218	1,047
Non-interest income	1,220	2,196	1,004
Total income	3,162	4,233	3,037
Litigation and conduct costs	4	(85)	(5)
Strategic costs	(131)	(537)	(195)
Other expenses	(1,714)	(1,905)	(1,738)
Operating expenses	(1,841)	(2,527)	(1,938)
Profit before impairment losses	1,321	1,706	1,099
Impairment losses	(802)	(160)	(86)
Operating profit before tax	519	1,546	1,013
Tax charge	(188)	(37)	(216)
Profit for the period	331	1,509	797

Attributable to:
Ordinary shareholders	288	1,410	707
Preference shareholders	8	9	10
Paid-in equity holders	97	90	90
Non-controlling interests	(62)	-	(10)

Notable items within income
FX recycling (loss)/gain in Central items & other (1)	(64)	1,169	-
Liquidity Asset Bond sale gain	93	(8)	(10)
IFRS volatility in Central items & other	(66)	43	(4)
UK Personal Banking debt sale gain	-	31	2

Notable items within operating expenses
Litigation and conduct costs	4	(85)	(5)

Note:

(1)	Q4 2019 includes £1,102 million arising on the liquidation of RFS Holdings and £67 million in relation to dividends in UBI DAC.

RBS – Q1 2020 Results                                                                         7

Business performance summary

UK Personal Banking

	Quarter ended				As at
	31 March	31 December	31 March		31 March	31 December
	2020	2019	2019		2020	2019
	£m	£m	£m		£bn	£bn
Total income (1)	1,150	1,195	1,245	Net loans to customers -
Operating				amortised cost	163.7	158.9
expenses (1)	(529)	(788)	(635)	Customer deposits (1)	152.8	150.3
Impairment losses	(297)	(81)	(112)	RWAs	38.2	37.8
Operating profit	324	326	498
Return on equity	15.5%	14.9%	24.7%
Net interest margin	2.28%	2.32%	2.62%
Cost:income ratio	46.0%	65.9%	51.0%
Loan impairment rate	72bps	20bps	30bps

Note: (1)

Comparisons with prior periods are impacted by the transfer of the Private Client Advice business to Private Banking from 1 January 2020. The net impact on Q1 2019 operating profit would have been to decrease total income by £11 million and operating expenses by £2 million. The net impact on the Q4 2019 balance sheet would have been to decrease customer deposits by £0.2 billion.

●

UK Personal Banking has worked in partnership with UK regulators to support customers whose income has been impacted by Covid-19 via the option of three month repayment breaks on mortgages, loans and credit cards, waiver of certain overdraft and credit card fees, and an increased limit for debit card cash withdrawals.

●	More than 90% of our branches remain open, together with all operations services and sales support in unprecedented times.
●

Total income was £95 million, or 7.6%, lower than Q1 2019 due to lower deposit income and mortgage margin dilution, partially offset by strong balance growth. Net interest margin decreased by 4 basis points in comparison to Q4 2019, reflecting continued structural pressure in the mortgage business, as blended front book margins of around 110 basis points remain lower than the back book margin of approximately 140 basis points. Strong lending growth offsets, with net interest income £5 million lower than Q4 2019. In the latter part of March 2020 blended front book application margins were around 125 basis points.

●	Operating expenses of £529 million include a £100 million PPI release in litigation and conduct costs, reflecting lower than predicted valid complaints volumes.
●	Impairment losses of £297 million include a £185 million charge reflecting a more uncertain economic outlook.
●

Net loans to customers increased by £4.8 billion, or 3.0%, in comparison to Q4 2019 with gross new mortgage lending in the quarter of £10.4 billion and market flow share of approximately 17%. Customer deposits increased by £2.5 billion, or 1.7%, with stronger than normal growth towards the end of March following government measures to respond to Covid-19, resulting in lower consumer spend.

RBS – Q1 2020 Results                                                                         8

Business performance summary

Ulster Bank RoI

	Quarter ended				As at
	31 March	31 December	31 March		31 March	31 December
	2020	2019	2019		2020	2019
	£m	£m	£m		£bn	£bn
Total income	129	139	145	Net loans to customers -
Operating expenses	(123)	(140)	(136)	amortised cost	18.7	18.2
Impairment				Customer deposits	19.3	18.5
(losses)/releases	(27)	(4)	11	RWAs	12.7	13.0
Operating (loss)/profit	(21)	(5)	20
Return on equity	(4.2%)	(1.0%)	3.8%
Net interest margin	1.56%	1.57%	1.65%
Cost:income ratio	95.3%	100.7%	93.8%
Loan impairment rate	56bps	8bps	(23)bps

●

Ulster Bank RoI has, in conjunction with the Irish Government and other banks, responded quickly to help customers who have been financially impacted by Covid-19. In our personal business, our branches have remained open and we have put in place a support team dedicated to support frontline workers. We have introduced the option for payment breaks on mortgages and loans; early closure of fixed savings accounts without penalty and; increased overdraft, credit card, cash withdrawal and contactless payment limits. In our commercial business, we have launched a £0.4 billion (€0.5 billion) support fund for businesses, increased revolving credit facilities and introduced the option for loan payment breaks.

●

Total income was £16 million, or 11.0% (€16 million, or 9.6% in euro terms), lower than Q1 2019 largely reflecting the non-repeat of a £9 million (€11 million) one-off benefit following the restructure of interest rate swaps on free funds. Net interest margin remained broadly stable with Q4 2019.

●

Impairment losses of £27 million (€32 million) include a £34 million (€38 million) charge reflecting a more uncertain economic outlook and a £10 million (€12 million) charge for other post model adjustments, partially offset by a number of releases.

●

Net loans to customers were £0.5 billion higher than Q4 2019 due to the strengthening of the Euro against GBP, but were €0.2 billion lower than Q4 2019 in euro terms, arising from the initial de-recognition of a non-performing loan (NPL) sale agreed in Q4 2019. The business maintained a prudent approach to risk and pricing in a competitive market, with gross new lending of £0.6 billion (€0.7 billion) in the quarter.

Commercial Banking

	Quarter ended				As at
	31 March	31 December	31 March		31 March	31 December
	2020	2019	2019		2020	2019
	£m	£m	£m		£bn	£bn
Total income	1,008	1,076	1,082	Net loans to customers -
Operating expenses	(610)	(700)	(640)	amortised cost	109.2	101.2
Impairment losses	(435)	(81)	(5)	Customer deposits	143.9	135.0
Operating profit	(37)	295	437	RWAs	76.9	72.5
Return on equity	(2.5%)	7.6%	11.5%
Net interest margin	1.83%	1.94%	1.99%
Cost:income ratio	59.1%	63.9%	57.8%
Loan impairment rate	157bps	32bps	2bps

●

Commercial Banking are offering support to our customers (sole traders, partnerships and limited liability companies) through participating in the UK Government’s CLBILS and CBILS. As at 23 April 2020, £1.4 billion of CBILS loans have been approved, with a minimum loan size of £5,000 and without requiring the provision of personal guarantees.

●

To help our customers adapt to the rapidly changing external environment Commercial Banking have introduced the option of capital repayment holidays for up to six months and as at 23 April 2020, over 42,000 capital repayment holiday requests have been received. We have also extended our existing working capital fund by £5 billion, and provided immediate access to notice and fixed term deposits without penalty. To further help our SME customers meet short to medium term funding requirements Commercial Banking are providing fee free overdrafts up to £5,000 for the next three months, and Tyl by NatWest has waived Point of Sale terminal fees, making it free for all new and existing customers from April to December 2020.

●

Total income was £74 million, or 6.8%, lower than Q1 2019 due to lower deposit funding benefits and legacy reductions. Net interest margin decreased by 11 basis points compared with Q4 2019 reflecting the review on customer repayment behaviour changes in Q4 2019, lower deposit income and higher liquidity portfolio costs.

●	Impairment losses of £435 million include a £366 million charge reflecting a more uncertain economic outlook.
●	Net loans to customers increased by £8.0 billion in the quarter reflecting the utilisation of RCFs in response to Covid-19 uncertainty.
●	Customer deposits increased by £8.9 billion in comparison to Q4 2019 as customers sought to retain liquidity.

RBS – Q1 2020 Results                                                                         9

Business performance summary

Private Banking

	Quarter ended				As at
	31 March	31 December	31 March		31 March	31 December
	2020	2019	2019		2020	2019
	£m	£m	£m		£bn	£bn
Total income	201	195	193	Net loans to customers -
Operating expenses	(123)	(135)	(117)	amortised cost	15.8	15.5
Impairment				Customer deposits	29.0	28.4
(losses)/releases	(29)	1	4	RWAs	10.3	10.1
Operating profit	49	61	80	Assets Under Management
Return on equity	9.8%	12.0%	17.1%	(AUMs)	24.3	23.2
Net interest margin	2.25%	2.30%	2.52%	Assets Under Administration
Cost:income ratio	61.2%	69.2%	60.6%	(AUAs) (1)	2.4	7.2
				Total Assets Under
				Management and
				Administration (AUMA)	26.7	30.4

Notes:
(1)	Private Banking manages assets under management portfolios on behalf of UK Personal Banking and RBSI and receives a management fee in respect of providing this service.
(2)

Comparisons with prior periods are impacted by the transfer of the Private Client Advice business to Private Banking from 1 January 2020. The net impact on Q1 2019 operating profit would have been to increase total income by £11 million and operating expenses by £3 million. The net impact on the Q4 2019 balance sheet would have been to increase AUMs by £4.6 billion and customer deposits by £0.2 billion. Variances in the commentary below have been adjusted for the impact of this transfer.

●

Private Banking is committed to supporting clients during this period of significant uncertainty by offering a range of payment holidays and access to the government supported CBILS for clients experiencing financial distress as a result of Covid-19. Additionally, we have introduced new digital communication channels and improved the functionality of Coutts24 and Adam24 to ensure client banking needs can be met remotely.

●

Total income was £8 million or 4.1%, higher than Q1 2019. Total income, adjusted for transfers, was £3 million, or 1.5%, lower than Q1 2019 as lower deposit income was partially offset by volume growth. Net interest margin decreased by 5 basis points in comparison to Q4 2019 primarily due to lower deposit income and asset margin compression.

●	Impairment losses of £29 million include a £25 million charge reflecting a more uncertain economic outlook.
●

Total AUMAs overseen by Private Banking decreased by £3.7 billion, or 12.2%, compared with Q4 2019 reflecting adverse market movements of £4.1 billion partially offset by net new business inflows of £0.4 billion.

RBS International

	Quarter ended				As at
	31 March	31 December	31 March		31 March	31 December
	2020	2019	2019		2020	2019
	£m	£m	£m		£bn	£bn
Total income	144	150	151	Net loans to customers -
Operating expenses	(61)	(83)	(59)	amortised cost	13.6	14.1
Impairment (losses)/releases	(15)	(5)	1	Customer deposits	32.3	30.1
Operating profit	68	62	93	RWAs	6.8	6.5
Return on equity	19.4%	17.3%	28.6%
Net interest margin	1.45%	1.47%	1.70%
Cost:income ratio	42.4%	55.3%	39.1%

●

RBS International is committed to supporting its customers during this period of uncertainty and is participating in government supported Coronavirus Business Disruption Loan Guarantee Schemes for Local Banking customers in Jersey, Guernsey and the Isle of Man in addition to suspending a range of fees and charges for its personal and business customers.

●

Total income was £7 million, or 4.6%, lower than Q1 2019 primarily due to lower deposit funding benefits as a result of interest rate reductions by central banks, partially offset by increased average volumes in customer lending and deposits. Net interest margin decreased by 2 basis points in comparison to Q4 2019 primarily due to lower deposit funding benefits.

●	Impairment losses of £15 million include an £8 million charge reflecting a more uncertain economic outlook.
●

Net loans to customers decreased by £0.5 billion, or 3.5%, in comparison to Q4 2019 as Funds sector customers repaid loans to position for future requirements. Customer deposits increased by £2.2 billion, or 7.3%, as Institutional Banking customers sought to build liquidity and fund loan repayments in response to Covid-19 uncertainty.

RBS – Q1 2020 Results                                                                        10

Business performance summary

NatWest Markets(1)

	Quarter ended				As at
	31 March	31 December	31 March		31 March	31 December
	2020	2019	2019		2020	2019
	£m	£m	£m		£bn	£bn
Total income	543	250	256	Funded Assets	129.6	116.2
of which:				RWAs	38.9	37.9
- Core income excluding
own credit adjustments	412	196	377
- Legacy income	(24)	76	(79)
- Own credit adjustments	155	(22)	(42)
Operating expenses	(342)	(392)	(334)
Impairment releases/(losses)	5	10	16
Operating (loss)/profit	206	(132)	(62)
Return on equity	8.7%	(6.5%)	(2.4%)
Cost:income ratio	63.0%	156.8%	130.5%

Note:
(1)

The NatWest Markets operating segment is not the same as the NatWest Markets Plc legal entity or group. For 19, NatWest Markets Plc entity includes NatWest Markets N.V. from the 29 November 2019 only. For periods prior to Q4 2019, NatWest Markets N.V. was excluded from the NatWest Markets Plc entity. In both 2019 and 2020 the NatWest Markets franchise excludes the Central items & other segment.

●

NatWest Markets has worked closely with Commercial Banking to support 107 clients, as at 23 April 2020, to access the Bank of England’s Covid-19 Corporate Financing Facility (CCFF), utilising our strong specialist expertise to help manage risk through the ongoing period of uncertainty.

●

Progress has been made on the refocussing of NatWest Markets, including reducing RWAs in the medium term, announced in February 2020. We have started to simplify the product suite, including announcing that we will no longer offer client clearing or execution services for Exchange Traded Derivatives. Additionally we have also identified opportunities to improve efficiencies by working across the Bank, including building a common approach to technology. Phasing of implementation of our plans is subject to market conditions to ensure support continues for our customers.

●

Total income was £287 million higher than Q1 2019 reflecting the impact of own credit adjustments (OCA) and higher core income. An OCA credit of £155 million, compared with a charge of £42 million in Q1 2019, reflected the significant widening of credit spreads across the market. Core income was £35 million, or 9.3%, higher than Q1 2019, as the impact of credit market write-downs was more than offset by increased customer activity as the market reacted to the spread of the Covid-19 virus.

●

RWAs increased by £1.0 billion in comparison to Q4 2019 as the impact of market volatility increased counterparty and market risk, partially offset by the Prudential Regulation Authority’s (PRA) temporary approach to Value at Risk (VAR) back-testing exceptions.

Central items & other

	Quarter ended
	31 March	31 December	31 March
	2020	2019	2019
	£m	£m	£m
Central items not allocated	(70)	939	(53)

●	A £70 million operating loss within central items not allocated primarily reflects litigation and conduct charges and other treasury income.
●

RBS will bring Bó, our personal digital account, together with Mettle, the digital bank for SMEs. As a result, RBS will wind down Bó as a customer-facing brand. The technology used in Bó will be integrated into Mettle as it is developed.

RBS – Q1 2020 Results                                                                        11

Segment performance

Quarter ended 31 March 2020
UK Personal		Ulster	Commercial	Private	RBS	NatWest	Central items &	Total
	Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,007	97	674	127	111	(40)	(34)	1,942
Non-interest income	143	32	334	74	33	428	21	1,065
Own credit adjustments	-	-	-	-	-	155	-	155
Total income	1,150	129	1,008	201	144	543	(13)	3,162
Direct expenses
- staff costs	(140)	(49)	(192)	(47)	(32)	(167)	(292)	(919)
- other costs	(78)	(24)	(78)	(24)	(14)	(57)	(520)	(795)
Indirect expenses	(374)	(45)	(298)	(47)	(14)	(74)	852	-
Strategic costs
- direct	-	(1)	(5)	-	(1)	(34)	(90)	(131)
- indirect	(34)	(4)	(36)	(5)	(3)	(8)	90	-
Litigation and conduct costs	97	-	(1)	-	3	(2)	(93)	4
Operating expenses	(529)	(123)	(610)	(123)	(61)	(342)	(53)	(1,841)
Operating profit/(loss) before impairment (losses)/releases	621	6	398	78	83	201	(66)	1,321
Impairment (losses)/releases	(297)	(27)	(435)	(29)	(15)	5	(4)	(802)
Operating profit/(loss)	324	(21)	(37)	49	68	206	(70)	519
Additional information
Return on equity(2)	15.5%	(4.2%)	(2.5%)	9.8%	19.4%	8.7%	nm	3.6%
Cost:income ratio (2)	46.0%	95.3%	59.1%	61.2%	42.4%	63.0%	nm	57.7%
Total assets (£bn)	186.3	26.3	178.3	23.4	33.2	335.7	34.4	817.6
Funded assets (£bn)	186.3	26.3	178.3	23.4	33.2	129.6	31.8	608.9
Net loans to customers - amortised cost (£bn)	163.7	18.7	109.2	15.8	13.6	12.2	18.1	351.3
Loan impairment rate (2)	72bps	56bps	157bps	nm	nm	nm	nm	90bps
Impairment provisions (£bn)	(1.6)	(0.7)	(1.7)	(0.1)	-	(0.1)	-	(4.2)
Impairment provisions - stage 3 (£bn)	(0.9)	(0.6)	(1.0)	-	-	(0.1)	-	(2.6)
Customer deposits (£bn)	152.8	19.3	143.9	29.0	32.3	5.7	1.8	384.8
Risk-weighted assets (RWAs) (£bn)	38.2	12.7	76.9	10.3	6.8	38.9	1.4	185.2
RWA equivalent (RWAe) (£bn)	38.2	12.7	77.0	10.3	7.1	42.2	1.7	189.2
Employee numbers (FTEs - thousands)	18.6	2.9	10.0	2.0	1.8	5.1	22.8	63.2
Average interest earning assets (£bn)	177.4	24.9	148.4	22.7	30.9	36.1	nm	458.5
Net interest margin	2.28%	1.56%	1.83%	2.25%	1.45%	(0.45%)	nm	1.70%
Third party customer asset rate (3)	3.06%	2.28%	3.03%	2.77%	2.79%	nm	nm	nm
Third party customer funding rate (3)	(0.37%)	(0.13%)	(0.42%)	(0.38%)	(0.11%)	nm	nm	nm

Refer to page 14 for the notes to this table. nm =' not' meaningful.

RBS – Q1 2020 Results                                                                                                                               12

Segment performance

	Quarter ended 31 December 2019
	UK Personal	Ulster	Commercial	Private	RBS	NatWest	Central items &	Total
	Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,012	98	715	130	117	(4)	(31)	2,037
Non-interest income	183	42	361	65	33	276	1,258	2,218
Own credit adjustments	-	(1)	-	-	-	(22)	1	(22)
Total income	1,195	139	1,076	195	150	250	1,228	4,233
Direct expenses
- staff costs	(133)	(38)	(179)	(40)	(31)	(118)	(296)	(835)
- other costs	(96)	(26)	(67)	(14)	(20)	(74)	(773)	(1,070)
Indirect expenses	(413)	(46)	(331)	(66)	(27)	(104)	987	-
Strategic costs
- direct	(9)	(21)	(26)	(2)	(3)	(74)	(402)	(537)
- indirect	(130)	(8)	(85)	(6)	(2)	(7)	238	-
Litigation and conduct costs	(7)	(1)	(12)	(7)	-	(15)	(43)	(85)
Operating expenses	(788)	(140)	(700)	(135)	(83)	(392)	(289)	(2,527)
Operating profit/(loss) before impairment (losses)/releases	407	(1)	376	60	67	(142)	939	1,706
Impairment (losses)/releases	(81)	(4)	(81)	1	(5)	10	-	(160)
Operating profit/(loss)	326	(5)	295	61	62	(132)	939	1,546
Additional information
Return on equity(2)	14.9%	(1.0%)	7.6%	12.0%	17.3%	(6.5%)	nm	17.7%
Cost:income ratio(2)	65.9%	100.7%	63.9%	69.2%	55.3%	156.8%	nm	59.4%
Total assets (£bn)	182.3	25.4	165.4	23.3	31.7	263.9	31.0	723.0
Funded assets (£bn)	182.3	25.4	165.4	23.3	31.7	116.2	28.7	573.0
Net loans to customers - amortised cost (£bn)	158.9	18.2	101.2	15.5	14.1	8.4	10.6	326.9
Loan impairment rate(2)	20bps	8bps	32bps	nm	nm	nm	nm	19bps
Impairment provisions (£bn)	(1.4)	(0.8)	(1.3)	-	-	(0.1)	(0.1)	(3.7)
Impairment provisions - stage 3 (£bn)	(0.8)	(0.7)	(1.0)	-	-	(0.1)	(0.1)	(2.7)
Customer deposits (£bn)	150.3	18.5	135.0	28.4	30.1	3.7	3.2	369.2
Risk-weighted assets (RWAs) (£bn)	37.8	13.0	72.5	10.1	6.5	37.9	1.4	179.2
RWA equivalent (RWAe) (£bn)	38.2	13.2	72.8	10.1	6.7	40.5	1.7	183.2
Employee numbers (FTEs - thousands)	19.1	2.9	10.1	1.9	1.8	5.0	23.2	64.0
Average interest earning assets (£bn)	172.9	24.8	146.4	22.4	31.6	36.6	nm	456.2
Net interest margin	2.32%	1.57%	1.94%	2.30%	1.47%	(0.04%)	nm	1.77%
Third party customer asset rate (3)	3.09%	2.23%	3.15%	2.86%	2.79%	nm	nm	nm
Third party customer funding rate (3)	(0.38%)	(0.15%)	(0.43%)	(0.40%)	(0.09%)	nm	nm	nm

Refer to page 14 for the notes to this table. nm =' not' meaningful.

RBS – Q1 2020 Results                                                                                                                               13

Segment performance

	Quarter ended 31 March 2019
	UK Personal	Ulster	Commercial	Private	RBS	NatWest	Central items &	Total
	Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,052	98	708	132	117	(31)	(43)	2,033
Non-interest income	193	47	374	61	34	329	9	1,047
Own credit adjustments	-	-	-	-	-	(42)	(1)	(43)
Total income	1,245	145	1,082	193	151	256	(35)	3,037
Direct expenses
- staff costs	(149)	(52)	(189)	(41)	(28)	(173)	(304)	(936)
- other costs	(71)	(26)	(75)	(18)	(13)	(48)	(551)	(802)
Indirect expenses	(390)	(47)	(310)	(51)	(14)	(89)	901	-
Strategic costs
- direct	-	(5)	(20)	-	(2)	(18)	(150)	(195)
- indirect	(26)	(5)	(36)	(7)	(2)	(13)	89	-
Litigation and conduct costs	1	(1)	(10)	-	-	7	(2)	(5)
Operating expenses	(635)	(136)	(640)	(117)	(59)	(334)	(17)	(1,938)
Operating profit/(loss) before impairment (losses)/releases	610	9	442	76	92	(78)	(52)	1,099
Impairment (losses)/releases	(112)	11	(5)	4	1	16	(1)	(86)
Operating profit/(loss)	498	20	437	80	93	(62)	(53)	1,013
Additional information
Return on equity(2)	24.7%	3.8%	11.5%	17.1%	28.6%	(2.4%)	nm	8.3%
Cost:income ratio(2)	51.0%	93.8%	57.8%	60.6%	39.1%	130.5%	nm	63.4%
Total assets (£bn)	172.2	24.8	165.4	21.7	28.9	272.8	33.3	719.1
Funded assets (£bn)	172.2	24.8	165.4	21.7	28.9	138.8	33.3	585.1
Net loans to customers - amortised cost (£bn)	150.6	18.2	100.8	14.4	13.3	9.1	-	306.4
Loan impairment rate(2)	30bps	(23)bps	2bps	nm	nm	nm	nm	11bps
Impairment provisions (£bn)	(1.3)	(0.9)	(1.1)	-	-	(0.2)	(0.1)	(3.6)
Impairment provisions - stage 3 (£bn)	(0.7)	(0.8)	(0.9)	-	-	(0.2)	-	(2.6)
Customer deposits (£bn)	145.7	17.5	131.8	26.9	27.6	2.7	3.0	355.2
Risk-weighted assets (RWAs) (£bn)	35.8	14.2	78.1	9.6	7.0	44.6	1.5	190.8
RWA equivalent (RWAes) (£bn)	36.8	14.2	79.9	9.6	7.1	49.1	2.0	198.7
Employee numbers (FTEs - thousands)	20.4	3.1	10.3	1.9	1.7	5.0	24.5	66.9
Average interest earning assets (£bn)	162.9	24.1	144.6	21.2	27.8	32.1	nm	435.8
Net interest margin	2.62%	1.65%	1.99%	2.52%	1.70%	(0.39%)	nm	1.89%
Third party customer asset rate (3)	3.31%	2.32%	3.22%	3.01%	2.95%	nm	nm	nm
Third party customer funding rate (3)	(0.37%)	(0.19%)	(0.47%)	(0.42%)	(0.13%)	nm	nm	nm

Notes:

(1)   Central items include unallocated transactions, including volatile items under IFRS, items related to Alawwal bank merger and RMBS related charges.

(2)   Refer to the Appendix for details of basis of preparation and reconciliation of non-IFRS performance measures where relevant.

(3)   UBI DAC and RBS International manage their funding and liquidity requirements locally. Their liquidity asset portfolios and non-customer related funding sources are included within their net interest margin, but excluded from their third party asset and liability rates.

RBS – Q1 2020 Results                                                                                                                               14

Capital and risk management

Impairments

Introduction

The Covid-19 pandemic and the measures put in place to contain the spread of infection have had impacts on economic activity, both within the UK and across the rest of the world. The UK government has intervened with unprecedented levels of fiscal support that should help mitigate some of the adverse effects. However, the expected credit loss (ECL) has increased; for more details refer to the section below on economic uncertainty. Additionally, banking and accounting regulators have provided guidance on the appropriate provisioning treatment relative to the support provided to customers as a result of the Covid-19 crisis, and these are also described below.

Support for customers and associated provisioning treatment

Personal

Personal customers, provided with capital repayment holidays of up to three months initially, will not be automatically classified as having evidenced a significant increase in credit risk (SICR). In normal circumstances, a customer request for a payment holiday would trigger a SICR unless it was a specific feature of the product offering (which is only the case for a small proportion of the mortgage portfolio). As such, these customers are not being moved to Stage 2 for a life-time loss calculation unless they meet other SICR criteria. Additionally, payment holidays will not result in accounts becoming past due and automatically triggering Stage 2 or Stage 3 entry criteria.

Wholesale

A framework has been introduced to categorise in a consistent manner, customers in Commercial Banking and Private Banking who have sought financial support as a result of Covid-19. Tailored approaches apply to Business Banking, Commercial Real Estate and Financial Institutions customers. Customers seeking Covid-19 related support, including payment holidays, who were not subject to any wider SICR triggers and who are assessed as having the ability in the medium term post-crisis to be viable and meet credit appetite metrics, were not considered to have been granted forbearance.

For Ulster Bank RoI, customers who are granted Covid-19 related payment breaks of less than 90 days, but are otherwise considered to be viable enterprises, are not being categorised as forborne. The categorisation of payment breaks for over 90 days remains under discussion with the local regulator.

RBS continues to identify those customers for whom additional borrowing would require remedial action to return to within risk appetite over the medium-term, and customers who were exhibiting signs of financial stress before the Covid-19 crisis. Customers in either of these two situations are considered to have been granted forbearance. If these customers were not already, they are placed onto the Risk of Credit Loss (RoCL) framework (refer to page 138 of the RBS 2019 Annual Report on Form 20-F for further details). All exposures on the RoCL framework are categorised as Stage 2 and subject to a lifetime ECL assessment.

Covid-19 – economic uncertainty

The multiple economic scenarios approach is designed to capture the historic variability and distribution of economic risks. The approach to capturing any incremental or skewed forward-looking risks is to apply an overlay to the ECL.

Almost all areas of the global economy, both in terms of individuals and businesses, have been adversely affected by the unprecedented economic and social disruption resulting from Covid-19. The impact of Covid-19 has led to significant government interventions. Levels of uncertainty and volatility significantly increased during Q1 2020. However, there is currently limited observable data available to inform a supportable, fully-modelled view on how the economic impacts of this pandemic will affect customers. Therefore, this increased risk and uncertainty has been reflected by means of an ECL overlay to current modelled outcomes. Overlays, where appropriate, have been applied across all of RBS’s portfolios.

RBS – Q1 2020 Results                                                                        15

Capital and risk management

Impairments

After reviewing relevant sources of data, it was concluded that leveraging established internal stress testing analysis was the most reliable and supportable source of information on which to base this overlay (alongside significant RBS judgement). The “U” shape stress scenario included a rise in unemployment to 7.6% as well as start-to-trough GDP and UK HPI declines of 4.3% and 19.7%, respectively, with a recovery over 2021. Similar stresses were applied to non-UK credit activities. RBS considerations included the potential severity and duration of the economic shock, including the mitigating effects of government support actions, as well the potential trajectory of the subsequent recovery. RBS also considered the likely differential impacts on portfolio and sector classes, including pronouncements from regulatory bodies regarding IFRS 9 application in the context of Covid-19.

The existing overlay at Q4 2019 of £170 million was primarily predicated on Brexit-related uncertainty. However, uncertainty related to Covid-19 has now significantly eclipsed this. RBS therefore concluded the value of the economic uncertainty overlay should be increased by £628 million to £798 million. Over the period ahead, RBS anticipates observable credit deterioration of a proportion of assets resulting in a material uplift in ECL requirements mitigated by the economic uncertainty overlay. The economic overlay will be reviewed during Q2 2020, as more information becomes available to support an update to the base case, incorporating alternative economic scenarios.

	31 December 2019	Q1 2020	31 March 2020
	overlay	increment	overlay
	£m	£m	£m
UK Personal	75	185	260
Of which: mortgages	18	10	28
unsecured	57	175	232
Ulster Bank RoI	14	34	48
Of which: mortgages	5	17	22
commercial	9	17	26
Commercial Banking	75	366	441
Private Banking	-	25	25
Central items & other	1	4	5
NatWest Holdings Limited Total	165	614	779

NatWest Markets	4	6	10
RBS International	1	8	9
RBS Total	170	628	798

RBS – Q1 2020 Results                                                                        16

Capital and risk management

Impairments

Sector analysis

The table below shows ECL by stage, for key sectors of the Personal and Wholesale portfolios impacted by Covid-19.

	31 March 2020					31 December 2019
	Loans -					Loans -
	amortised	ECL provisions (2)				amortised	ECL provisions (2)
	cost (1)	Stage 1	Stage 2	Stage 3	Total	cost (1)	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	194,351	196	665	1,358	2,219	188,870	130	503	1,449	2,082
Mortgages	179,572	43	129	687	859	174,003	25	118	821	964
Credit cards	4,222	56	162	90	308	4,478	40	132	89	261
Other personal	10,557	97	374	581	1,052	10,389	65	253	539	857
Wholesale	173,313	464	412	1,254	2,130	151,098	192	249	1,269	1,710
Property	38,670	120	82	389	591	36,371	45	47	402	494
Financial institutions	45,428	16	6	6	28	36,266	16	4	8	28
Sovereign	9,930	7	-	1	8	7,419	7	-	-	7
Corporate	79,285	321	324	858	1,503	71,042	124	198	859	1,181
Of which: Airlines and aerospace	2,464	8	5	25	38	1,713	2	3	55	60
Automotive	7,589	23	18	16	57	6,225	12	11	15	38
Health	5,734	36	29	58	123	5,706	9	16	52	77
Land transport and logistics	4,400	23	26	31	80	3,846	6	12	21	39
Leisure	9,408	68	59	178	305	7,953	25	27	175	227
Oil and gas	2,390	20	11	58	89	2,149	5	3	55	63
Retail	9,399	28	33	177	238	7,891	13	16	180	209
Shipping	1,232	40	53	33	126	1,219	1	37	5	43
Total	367,664	660	1,077	2,612	4,349	339,968	322	752	2,718	3,792

Note: (1)	The table has been prepared consistently with the RBS 2019 Annual Report on Form 20-F, in which, loans - amortised cost represent gross loans to customers and banks
(2)	The economic uncertainty overlay has been applied based on the existing staging position of the exposure.
Key points
●

The rise in ECL in Q1 2020 of £557 million, was mainly due to the economic uncertainty overlay, which increased by £628 million due to the Covid-19 pandemic, as previously described. The application of this overlay to RBS’s portfolios considered the existing challenges facing various sectors of the economy as well as RBS’s view on the potential impact of the pandemic.

●

In both Personal and Wholesale portfolios, the increased economic uncertainty overlay is driving the relative increases in coverage from 1.12% to 1.18%. The good book ECL uplifts are more pronounced on high risk commercial sectors and personal unsecured products, reflecting the additional Covid-19 related risk captured for these segments. Business-as-usual write-off and debt sale activity within Stage 3 will dampen total coverage movements for some portfolios and sectors.

●

The Covid-19 pandemic has exacerbated pre-existing sector pressures in Retail, Leisure and Health. The resulting decline in non-discretionary spending has compounded structural headwinds in Retail. In Leisure, pre-existing macro-economic pressures such as rising food costs and wage increases particularly affected the Casual Dining/Restaurant sub-sector before the pandemic. Healthcare providers, particularly Care Homes, are experiencing acute pressure to provide continuity of service during Covid-19. This follows pre-existing pressures of rising staff costs and recruitment challenges.

●	Temporary Covid-19 domestic and international travel restrictions imposed by the UK and other countries, substantially affected Airlines and Aerospace, Automotive and Land Transport and Logistics.
●	Contraction in economic output from Covid-19 saw a reduced demand for shipping. Reduced demand and global supply tensions caused oil price volatility at the end of Q1.
●	In the Property sector, the widespread economic shutdown will impact the income streams of landlords as well as the progress of development projects.
●	The reduction in the mortgages Stage 3 ECL reflects the part-derecognition of a sale of non-performing Ulster Bank RoI’s loans agreed in Q4 2019.

RBS – Q1 2020 Results                                                                        17

Capital and risk management

Impairments

In the RBS 2019 Annual Report on Form 20-F, economic uncertainty sensitivities featured the potential ECL impact of the Downside 2 scenario. The primary focus of this simulation was ECL provisioning requirements on performing exposures and illustrated an uplift of approximately 19% ECL across Stage 1 and Stage 2 overall. The effects of Covid-19 have presented an additional challenge to IFRS 9 ECL measurement, with unprecedented levels of social and economic disruption alongside equally unprecedented levels of government support for businesses and individuals. In contrast to the Downside 2 scenario at the 2019 year-end, the additional ECL overlay in Q1 2020 represents a more significant uplift, approximately 57% ECL across Stage 1 and Stage 2 overall. Indicative analysis suggests that the total ECL uplift would be broadly equivalent to a similar percentage uplift in Stage 2 exposures.

The overlay captures the estimated ECL consequence of a more severe downturn, predicated on significantly worse economic outcomes, than the Downside 2 scenario simulated at the 2019 year-end, which had unemployment rising to 5.5% as well as start-to-trough GDP and UK HPI declines of 2% and 13.5%, respectively.

There are a number of key factors which could drive further downside to impairments, through deteriorating economic and credit metrics and increased stage migration as more customers show significant increases in credit risk. A key factor would be a more adverse deterioration in GDP in the economies in which we operate than envisaged at 31 March 2020, but also, among others:

●	The timing and nature of governmental exit plans from lockdown, notably in UK and RoI, and any future repeated lockdown requirements
●	The efficacy of the various Government support initiatives in terms of their ability to defray customer defaults is yet to be proven, notably over an extended period.
●	Delays in re-opening of certain supply chains.
●

The level of revenues lost by corporate clients and pace of recovery of those revenues may affect our clients ability to service their borrowing, especially in those sectors most exposed to the impacts of Covid-19 as detailed on page 17

●	Higher unemployment if companies fail to re-start jobs after periods of staff furlough

Given the uncertainty around all of these factors, it would be inappropriate to give forward looking guidance on the level of impairments while noting thatour impairment loss rate was 90 basis points of gross customer loans in Q1 2020 and that we expect the full year 2020 loss rate will be meaningfully higher than our guidance of below 30-40 basis points.

Capital, liquidity and funding

Introduction

In response to the Covid-19 pandemic, a number of relief measures to alleviate the financial stability impact have been announced and recommended by regulatory and supervisory bodies.

●

IFRS 9 Transition: RBS has elected to take advantage of the transitional regulatory capital rules in respect of expected credit losses following the adoption of IFRS 9 from 1 January 2018, it had previously had a negligible impact up to Q4 2019. Following the additional ECL as a result of Covid-19, the transition impact on CET1 regulatory capital at 31 March 2020 is £296 million.

●

Market Risk Value-at-risk (VaR) multiplier: The PRA announced a temporary approach in relation to the exceptional levels of market volatility which has resulted in an increase in VaR back testing exceptions. VaR multiplier increases due to new back testing exceptions can be offset through a commensurate reduction in the risks-not-in-VaR (RNIV) capital requirements. The PRA will review this approach after six months.

●

Capital buffers: Many countries have recently announced reductions in their countercyclical capital buffer rates in response to Covid-19. Most notably for RBS, the Financial Policy Committee reduced the UK rate from 1% to 0% effective from 11 March 2020. The CBI also announced a reduction of the Republic of Ireland rate from 1% to 0% effective from 1 April 2020.

RBS – Q1 2020 Results                                                                        18

Capital and risk management

Capital, liquidity and funding

Maximum Distributable Amount (MDA) and Minimum Capital Requirements

RBS is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments, known as the MDA. Note that different requirements apply to individual legal entities or sub-groups and that the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both our minimum requirements and our MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	1.9%	2.6%	3.4%
Minimum Capital Requirements	6.4%	8.6%	11.4%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	0.1%	0.1%	0.1%
G-SIB buffer (2)	-	-	-
MDA Threshold	9.0%	na	na
Subtotal(3)	9.0%	11.2%	14.0%
Capital ratios at 31 March 2020	16.6%	18.8%	21.4%
Headroom(4)	7.6%	7.6%	7.4%

Notes:

(1)

Many countries have recently announced reductions in their countercyclical capital buffer rates in response to Covid-19. Most notably for RBS, the Financial Policy Committee reduced the UK rate from 1% to 0% effective from 11 March 2020. The CBI also announced a reduction of the Republic of Ireland rate from 1% to 0% which will be effective from 1 April 2020. When the Republic of Ireland rate reduction is effective - based on the current exposure profile - it will reduce RBS’s countercyclical capital buffer to nil and reduce the MDA threshold to 8.9%.

(2) (3) (4)

In November 2018 the Financial Stability Board announced that RBS is no longer a G-SIB. From 1 January 2020, RBS is released from this global buffer requirement.

The prevailing combined buffer requirements for RBS equate to the aggregate of the capital conservation buffer and countercyclical buffer. 9% CET1 represents MDA threshold for RBS.

The headroom does not reflect excess distributable capital and may vary over time.

RBS – Q1 2020 Results                                                                        19

Capital and risk management

Capital, liquidity and funding

Capital, MREL and leverage ratios

The table below sets out the key Capital, MREL and leverage ratios.

	CRR basis (1)
	31 March	31 December	31 March
Capital adequacy ratios	2020	2019	2019
CET1 (%)	16.6	16.2	16.2
Tier 1 (%)	18.8	18.5	18.3
Total (%)	21.4	21.2	21.1
MREL – as a percentage of RWA	34.1	33.2	na

Capital	£m	£m	£m
Tangible equity	32,990	32,371	34,962

Expected loss less impairment provisions	-	(167)	(682)
Prudential valuation adjustment	(531)	(431)	(448)
Deferred tax assets	(722)	(757)	(720)
Own credit adjustments	(519)	(118)	(311)
Pension fund assets	(488)	(474)	(389)
Cash flow hedging reserve	(259)	(35)	49
Foreseeable ordinary and special dividends	-	(968)	(1,568)
Foreseeable charges	-	(365)	-
Adjustments under IFRS 9 transitional arrangements	296	-	-
Other deductions	-	(2)	(4)
Total deductions	(2,223)	(3,317)	(4,073)

CET1 capital	30,767	29,054	30,889
AT1 capital	4,051	4,051	4,051
Tier 1 capital	34,818	33,105	34,940
Tier 2 capital	4,883	4,900	5,242

Total regulatory capital	39,701	38,005	40,182

Risk-weighted assets
Credit risk	136,400	131,000	139,300
Counterparty credit risk	13,900	12,600	14,700
Market risk	13,000	13,000	14,200
Operational risk	21,900	22,600	22,600
Total RWAs	185,200	179,200	190,800

Leverage
Cash and balances at central banks	77,400	77,900	83,800
Trading assets	81,800	76,700	89,100
Derivatives	208,700	150,000	134,100
Financial assets	425,100	399,100	380,600
Other assets	24,600	19,300	31,500
Total assets	817,600	723,000	719,100

Derivatives
- netting and variation margin	(221,000)	(157,800)	(143,000)
- potential future exposures	46,300	43,000	43,100
Securities financing transactions gross up	2,500	2,200	1,900
Other off balance sheet items	39,600	42,500	48,900
Regulatory deductions and other adjustments	(8,800)	(9,000)	(3,200)
CRR leverage exposure	676,200	643,900	666,800

CRR leverage ratio % (2)	5.1	5.1	5.2

UK leverage exposure	603,100	570,300	586,700
UK leverage ratio % (3)	5.8	5.8	6.0
MREL – as a percentage of leverage exposure	10.5	10.4	na

Notes:

(1)	Based on CRR end point including the IFRS 9 transitional adjustment of £296 million. Excluding this adjustment, the CET1 ratio would be 16.5%.
(2)

Presented on CRR end point Tier 1 capital (including IFRS 9 transitional adjustment) and leverage exposure under the CRR Delegated Act. Excluding the IFRS 9 transitional adjustment, the leverage ratio would be 5.1%.

(3)

Presented on CRR end point Tier 1 capital (including IFRS 9 transitional adjustment). The UK leverage ratio excludes central bank claims from the leverage exposure where deposits held are denominated in the same currency and of contractual maturity that is equal or longer than that of the central bank claims. Excluding the IFRS 9 transitional adjustment, the UK leverage ratio would be 5.7%.

RBS – Q1 2020 Results                                                                        20

Capital and risk management

Capital, liquidity and funding

Capital movement

The table below analyses the movement in CET1 capital for the period.

	CET1
	%	£m
At 1 January 2020	16.2	29,054
Attributable profit for the period		288
Own credit		(401)
Share capital and reserve movements in respect of employee		(46)
share schemes
Foreign exchange reserves		348
FVOCI reserves		(362)
Goodwill and intangibles deduction		3
Deferred tax assets		35
Prudential valuation adjustments		(100)
Expected loss less impairment		167
Foreseeable ordinary and special dividends		968
Foreseeable charges		365
Adjustment under IFRS 9 transitional arrangements		296
Other movements		152
At 31 March 2020	16.6	30,767

Key points

●

RBS elected to take advantage of the transitional regulatory capital rules in respect of expected credit losses following the adoption of IFRS 9 from 1 January 2018, it had previously had a negligible impact up to Q4 2019. Following the additional ECL as a result of Covid-19, the transition impact on CET1 regulatory capital at 31 March 2020 is £296 million.

●

There is an increase in CET1 capital of £1.7 billion, primarily due to the release of £1.3 billion following the cancellation of proposed dividend payment and associated pension contribution, as announced by the Board in response to Covid-19.

Risk-weighted assets movements

The table below analyses the movement in RWAs during the period, by key drivers.

		Counterparty
	Credit risk	credit risk	Market risk	Operational risk	Total RWAs
	£bn	£bn	£bn	£bn	£bn
At 1 January 2020	131.0	12.6	13.0	22.6	179.2
Foreign exchange movement	1.3	0.2	-	-	1.5
Business movements	3.5	1.1	3.2	(0.7)	7.1
Risk parameter changes (1)	0.3	-	-	-	0.3
Methodology changes (2)	0.3	-	-	-	0.3
Model updates	-	-	(0.7)	-	(0.7)
Other movements (3)	-	-	(2.5)	-	(2.5)
At 31 March 2020	136.4	13.9	13.0	21.9	185.2

Notes:

(1)

Risk parameter changes relate to changes in credit quality metrics of customers and counterparties (such as probability of default and loss given default) as well as internal ratings based model changes relating to counterparty credit risk in line with European Banking Authority Pillar 3 Guidelines.

(2)	The new securitisation framework has been fully implemented from 1 January 2020 and all positions have moved to the new framework.
(3)

The decrease in Other Movement reflects the temporary reduction permitted by the PRA to offset the impact of multiplier increases (included in Business Movements). The offset covers all metrics affected by the multiplier increase, including CVAs.

Key point

●

The RWA increase was primarily driven by credit risk with increased lending and drawdowns, primarily within Commercial Banking. Market risk was flat in the quarter as, despite the increased market volatility, the PRA announced a temporary approach that the capital requirements increase due to back-testing exceptions was allowed to be offset through a commensurate reduction in RNIV capital requirements.

RBS – Q1 2020 Results                                                                        21

Capital and risk management

Capital, liquidity and funding

Credit risk exposure at default (EAD) and Risk-weighted assets (RWAs)

The table below analyses the movement in credit risk RWAs and EADs during the period, by on and off balance sheet.

		UK Personal	Ulster	Commercial	Private	RBS	NatWest	Central items	Total
31 March 2020		Banking	Bank RoI	Banking	Banking	International	Markets	& other	RBS
EAD	On balance
	sheet	225.3	27.0	140.3	20.3	32.9	36.9	0.5	483.2
	Off balance
	sheet	29.1	2.1	25.4	0.3	4.0	7.2	0.5	68.6
	Total	254.4	29.1	165.7	20.6	36.9	44.1	1.0	551.8

RWAs	On balance
	sheet	27.6	10.5	56.6	8.8	4.6	7.2	1.2	116.5
	Off balance
	sheet	3.0	1.1	11.5	0.2	1.2	2.7	0.2	19.9
	Total	30.6	11.6	68.1	9.0	5.8	9.9	1.4	136.4

31 December 2019
EAD	On balance
	sheet	221.8	26.0	131.4	20.3	31.7	35.4	0.7	467.3
	Off balance
	sheet	30.2	2.2	27.2	0.3	3.3	7.5	0.4	71.1
	Total	252.0	28.2	158.6	20.6	35.0	42.9	1.1	538.4

RWAs	On balance
	sheet	27.1	10.8	50.8	8.7	4.7	6.4	1.3	109.8
	Off balance
	sheet	3.1	1.1	12.5	0.2	1.0	3.2	0.1	21.2
	Total	30.2	11.9	63.3	8.9	5.7	9.6	1.4	131.0

Liquidity portfolio

The table below shows the liquidity portfolio by product, with primary liquidity aligned to internal stressed outflow coverage and regulatory Liquidity coverage ratio (LCR) categorisation. Secondary liquidity comprises assets eligible for discount at central banks, which do not form part of the liquid asset portfolio for LCR or stressed outflow purposes.

	Liquidity value
	31 March 2020	31 December 2019
	RBS (1)	RBS (1)
	£m	£m
Cash and balances at central banks	73,772	74,289
AAA to AA- rated governments	55,879	46,622
A+ and lower rated governments	1,362	1,277
Government guaranteed issuers, Public sector entities and
Government sponsored entities	225	251
International Organisations and Multilateral development banks	2,431	2,393
LCR level 1 bonds	59,897	50,543
LCR level 1 Assets	133,669	124,832
LCR level 2 Assets	-	-
Non-LCR Eligible Assets	82	88
Primary liquidity	133,751	124,920
Secondary liquidity (2)	67,668	74,431
Total liquidity value	201,419	199,351

Notes:

(1)   RBS includes UK DoLSub, NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include RBS International Limited, NWM N.V. and Ulster Bank Ireland DAC who hold managed portfolios that comply with local regulations that may differ from PRA rules.

(2)   Comprises assets eligible for discounting at the Bank of England and other central banks.

RBS – Q1 2020 Results                                                                        22

Capital and risk management

Liquidity and funding

RBS maintains a robust liquidity position with a £201.4 billion liquidity portfolio and a LCR ratio of 152%. Net lending increased by £13.1 billion across both retail and commercial businesses in the quarter driven by mortgage lending in UK Personal Banking and an £8.0 billion increase in lending in Commercial Banking, reflecting the utilisation of revolving credit facilities (RCFs) in response to Covid-19 uncertainty. Customer deposits increased by £15.6 billion compared with Q4 2019 principally reflecting an £8.9 billion increase in Commercial Banking.

RBS continues to maintain a diversified funding base. There have been no public debt issuances from RBSG plc during Q1 2020 and we continue to monitor market conditions and the impact of Covid-19 to assess the optimal blend and most cost effective means of funding.

RBS – Q1 2020 Results                                                                        23

Condensed consolidated income statement for the period ended 31 March 2020 (unaudited)

	Quarter ended
	31 March	31 December	31 March
	2020	2019	2019
	£m	£m	£m
Interest receivable	2,683	2,901	2,747
Interest payable	(741)	(864)	(714)
Net interest income (1)	1,942	2,037	2,033
Fees and commissions receivable	748	789	905
Fees and commissions payable	(175)	(175)	(244)
Income from trading activities	592	138	224
Other operating income	55	1,444	119
Non-interest income	1,220	2,196	1,004
Total income	3,162	4,233	3,037
Staff costs	(992)	(990)	(1,011)
Premises and equipment	(258)	(436)	(265)
Other administrative expenses	(398)	(743)	(418)
Depreciation and amortisation	(193)	(323)	(244)
Impairment of other intangible assets	-	(35)	-
Operating expenses	(1,841)	(2,527)	(1,938)
Profit before impairment losses	1,321	1,706	1,099
Impairment losses	(802)	(160)	(86)
Operating profit before tax	519	1,546	1,013
Tax charge	(188)	(37)	(216)
Profit for the period	331	1,509	797

Attributable to:
Ordinary shareholders	288	1,410	707
Preference shareholders	8	9	10
Paid-in equity holders	97	90	90
Non-controlling interests	(62)	-	(10)
Earnings per ordinary share	2.4p	11.7p	5.9p
Earnings per ordinary share - fully diluted	2.4p	11.6p	5.8p

Note:

(1)   Negative interest on loans is reported as interest payable. Negative interest on customer deposits is reported as interest receivable.

RBS – Q1 2020 Results                                                                        24

Condensed consolidated statement of comprehensive income for the period ended 31 March 2020 (unaudited)

	Quarter ended
	31 March	31 December	31 March
	2020	2019	2019
	£m	£m	£m
Profit for the period	331	1,509	797
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes	(22)	(46)	(42)
Profit/(loss) on fair value of credit in financial liabilities
designated as at FVTPL due to own credit risk	188	(74)	(46)
FVOCI financial assets	(253)	21	42
Tax	-	4	32
	(87)	(95)	(14)
Items that do qualify for reclassification
FVOCI financial assets	(143)	(11)	41
Cash flow hedges	312	(394)	188
Currency translation	358	(1,538)	(350)
Tax	(53)	23	(40)
	474	(1,920)	(161)
Other comprehensive income/(loss) after tax	387	(2,015)	(175)
Total comprehensive income/(loss) for the period	718	(506)	622

Attributable to:
Ordinary shareholders	662	(580)	558
Preference shareholders	8	9	10
Paid-in equity holders	97	90	90
Non-controlling interests	(49)	(25)	(36)
	718	(506)	622

RBS – Q1 2020 Results                                                                        25

Condensed consolidated balance sheet as at 31 March 2020 (unaudited)

	31 March	31 December
	2020	2019
	£m	£m
Assets
Cash and balances at central banks	77,426	77,858
Trading assets	81,843	76,745
Derivatives	208,734	150,029
Settlement balances	9,840	4,387
Loans to banks - amortised cost	12,965	10,689
Loans to customers - amortised cost	351,328	326,947
Other financial assets	60,822	61,452
Intangible assets	6,619	6,622
Other assets	8,067	8,310
Total assets	817,644	723,039

Liabilities
Bank deposits	26,733	20,493
Customer deposits	384,800	369,247
Settlement balances	8,905	4,069
Trading liabilities	80,767	73,949
Derivatives	204,477	146,879
Other financial liabilities	47,870	45,220
Subordinated liabilities	10,898	9,979
Other liabilities	9,071	9,647
Total liabilities	773,521	679,483

Equity
Ordinary shareholders' interests	39,609	38,993
Other owners' interests	4,554	4,554
Owners’ equity	44,163	43,547
Non-controlling interests	(40)	9
Total equity	44,123	43,556
Total liabilities and equity	817,644	723,039

RBS – Q1 2020 Results                                                                        26

Condensed consolidated statement of changes in equity for the period ended 31 March 2020 (unaudited)

	Share
	capital and				Total	Non
	statutory	Paid-in	Retained	Other	owners'	controlling	Total
	reserves	equity	earnings	reserves*	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	13,146	4,058	13,946	12,397	43,547	9	43,556
Profit/(loss) attributable to ordinary shareholders
and other equity owners	-	-	393	-	393	(62)	331
Other comprehensive income
- Realised (losses)/gains in period
on FVOCI equity shares	-	-	(1)	1	-	-	-
- Remeasurement of retirement
benefit schemes	-	-	(22)	-	(22)	-	(22)
- Changes in fair value of credit in financial
liabilities at FVTPL	-	-	188	-	188	-	188
- Other amounts recognised in equity	-	-	-	305	305	13	318
- Amount transferred from equity to earnings	-	-	-	(108)	(108)	-	(108)
- Recycled to profit or loss on disposal							-
of businesses	-	-	-	64	64	-	64
- Tax	-	-	(1)	(52)	(53)	-	(53)
Preference share and paid-in equity
dividends paid	-	-	(105)	-	(105)	-	(105)
Share-based payments	-	-	(61)	-	(61)	-	(61)
Movement in own shares held	15	-	-	-	15	-	15
At 31 March 2020	13,161	4,058	14,337	12,607	44,163	(40)	44,123

						31 March
							2020
Total equity is attributable to:							£m
Ordinary shareholders							39,609
Preference shareholders							496
Paid-in equity holders							4,058
Non-controlling interests							(40)
							44,123
*Other reserves consists of:
Merger reserve							10,881
FVOCI reserve							(224)
Cash flow hedging reserve							259
Foreign exchange reserve							1,691
							12,607

RBS – Q1 2020 Results                                                                        27

Notes

1. Basis of preparation

The condensed consolidated financial statements should be read in conjunction with RBS’s 2019 Annual Report on Form 20-F which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern

Having reviewed RBS’s forecasts, projections, the potential impact of Covid-19, and other relevant evidence, the directors have a reasonable expectation that RBS will continue in operational existence for the foreseeable future. Accordingly, the results for the period ended 31 March 2020 have been prepared on a going concern basis.

2. Accounting policies

RBS’s principal accounting policies are as set out on pages 204 to 208 of the 2019 Annual Report on Form 20-F and are unchanged other than as presented below.

Accounting policy changes effective 1 January 2020

Amendments to IFRS 3 Business Combinations (IFRS 3) - Changes to the definition of a business

The IASB amended IFRS 3 to provide additional guidance on the definition of a business. The amendment aims to help entities when determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are in line with our current accounting policy and therefore did not affect the accounts.

Definition of material – Amendments to IAS 1 – Presentation of Financial Statements (IAS 1) and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors (IAS 8)

The IASB clarified the definition of ‘material’ and aligned the definition of material used in the Conceptual Framework and in other IFRS standards. The amendments clarify that materiality will depend on the nature or magnitude of information. Under the amended definition of materiality, an entity will need to assess whether the information, either individually or in combination with other information, is material in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. The Group’s definition and application of materiality is in line with the definition in the amendments.

Critical accounting policies and key sources of estimation uncertainty

The judgements and assumptions that are considered to be the most important to the portrayal of RBS’s financial condition are those relating to goodwill, provisions for liabilities and charges, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on page 208 of the 2019 Annual Report on Form 20-F. During Q1 estimation uncertainty has been affected by the Covid-19 pandemic. Management’s consideration of this source of uncertainty is outlined in the relevant sections of this Interim Management Statement on Form 6-K (as applicable), including the ECL estimate for the period in the Capital and Risk Management section.

Information used for significant estimates

Since 31 March 2020, the Covid-19 pandemic has continued cause significant economic and social disruption. RBS Group continues to serve and support its customers throughout the pandemic while maintaining the safety and well-being of staff.

Key financial estimates are based on RBS Group's expectation that the significant socio-economic disruption and the necessity for large scale Government interventions would result in a temporary economic shock before returning to normal; this is based on the reasonable and supportable information available at 31 March 2020. Measurement of goodwill, deferred tax and expected credit losses are highly sensitive to reasonably possible changes in those assumptions. Other reasonably possible assumptions about the future include a prolonged financial effect of the Covid-19 pandemic on the economy of the UK and other countries. Changes in judgements and assumptions could result in a material adjustment to those estimates in the next reporting periods, and this has been considered in the risk factor on pages 31 and 32.

RBS – Q1 2020 Results                                                                        28

Notes

2. Accounting policies (continued)

Deferred tax assets (DTA) on tax losses

In view of the potential economic headwinds to which RBS may be subject, we have not increased the carrying value at this time in respect of the effective increase of corporation tax rate outlined in the last Budget whereby corporation tax will remain at 19%, rather than reduce to 17% as previously enacted.

Payment Protection Insurance (PPI) provision

£100 million of PPI provision was released during Q1 2020.

Fair value

Valuation reserves, largely comprised of CVA, FVA, bid-offer and product specific reserves increased to £1,109 million at 31 March 2020 (31 December 2019 – £1,033 million). The increase in valuation reserves was primarily driven by increases in CVA and bid-offer to £524 million and £197 million respectively (31 December 2019 – £386 million and £165 million respectively), due to the widening of credit and bid-offer spreads.

3. Litigation, investigations and reviews

The RBS Group's 2019 Annual Report on Form 20-F, issued on 27 February 2020, included disclosures about the RBS Group's litigation, investigations and reviews in Note 26. Set out below are the material developments in those matters since the 2019 Annual Report on Form 20-F was published.

Litigation

London Interbank Offered Rate (LIBOR) and other rates litigation

NWM Plc and certain other members of the RBS Group, including RBSG plc, are defendants in a class action relating to alleged manipulation of the Australian Bank Bill Swap Reference Rate, pending in the United States District Court for the Southern District of New York (SDNY). On 13 February 2020, the SDNY declined to dismiss the operative complaint as against NWM Plc and certain other defendants, but dismissed it as to other members of the RBS Group (including RBSG plc).

RBS Group companies are also defendants in another class action pending in the SDNY relating to derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR, which had been dismissed by the SDNY in March 2017 on the ground that the plaintiffs lack standing. On 1 April 2020, the United States Court of Appeals reversed that decision and reinstated the claims, which will now return to the SDNY for further litigation.

On 26 March 2020, the SDNY granted the defendants’ motion to dismiss a separate class action against RBS Group companies and others relating to alleged suppression of USD ICE LIBOR from 2014 to the present. The dismissal is subject to appeal by the plaintiffs.

Odd lot corporate bond trading antitrust litigation

On 21 April 2020, a class action antitrust complaint was filed in the SDNY against NatWest Markets Securities Inc. and several other securities dealers. The complaint alleges that, from August 2006 to the present, the defendants conspired to artificially widen spreads for odd lots of corporate bonds bought or sold in the United States secondary market and to boycott electronic trading platforms that would have allegedly promoted pricing competition in the market for such bonds.

Madoff

NWM N.V. is defending claims filed by Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York. The trustee alleges that certain transfers received by NWM N.V. amounted to fraudulent conveyances that should be clawed back for the benefit of the Madoff estate. In the trustee’s primary action against NWM N.V., filed in December 2010, the trustee is seeking to clawback a total of US$276.3 million in redemptions that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties. On 31 March 2020, the bankruptcy court denied the trustee’s request for leave to file an amended complaint, holding that the trustee’s proposed amended complaint fails as a matter of law to state a valid claim against NWM N.V. This decision is subject to appeal.

RBS – Q1 2020 Results                                                                        29

Notes

3. Litigation, investigations and reviews (continued)

Emissions trading litigation

NWM Plc was named as a defendant in civil proceedings before the High Court of Justice of England and Wales brought in 2015 by ten companies (all in liquidation) (the ‘Liquidated Companies’) and their respective liquidators (together, ‘the Claimants’). The Liquidated Companies previously traded in European Union Allowances (EUAs) in 2009 and were alleged to be defaulting traders within (or otherwise connected to) EUA supply chains. The Claimants claimed approximately £71.4 million plus interest and costs and alleged that NWM Plc dishonestly assisted the directors of the Liquidated Companies in the breach of their statutory duties and/or knowingly participated in the carrying on of the business of the Liquidated Companies with intent to defraud creditors. The trial in that matter concluded in July 2018 and judgment was issued on 10 March 2020. The court held that NWM Plc and Mercuria Energy Europe Trading Limited were liable for dishonestly assisting and knowingly being a party to fraudulent trading during a seven business day period in 2009, with damages, interest and costs still to be determined by the court. NWM Plc intends to appeal the judgment.

Investigations and reviews

US investigations relating to fixed-income securities

In October 2017, NatWest Markets Securities Inc. entered into a non-prosecution agreement (NPA) with the United States Attorney for the District of Connecticut (USAO) in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities. In April 2020, the NPA was extended for a fifth time (for three additional months) to accommodate advanced discussions with the USAO and the US Department of Justice concerning potential resolution of a separate criminal investigation into alleged spoofing by certain former traders of NWM Plc, as well as the impact of that alleged conduct and any such resolution on the status of the NPA and the potential consequences thereof. The duration and outcome of these matters remain uncertain, including in respect of whether settlement may be reached. Material adverse collateral consequences, in addition to further substantial costs and the recognition of further provisions, may occur depending on the outcome of the investigation, as further described in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 297 of the RBS Group’s 2019 Annual Report on Form 20-F.

Foreign exchange related investigations

NWM Plc and NatWest Markets Securities Inc. entered into a cease and desist order with the Board of Governors of the Federal Reserve System in May 2015 in which they agreed to take certain remedial actions with respect to FX activities and certain other designated market activities. That order was terminated by the Federal Reserve with effect from 12 February 2020.

4. Post balance sheet events

Other than as disclosed there have been no other significant events between 31 March 2020 and the date of approval of these accounts which would require a change to or additional disclosure in the accounts.

RBS – Q1 2020 Results                                                                        30

Risk Factors

The following risks relating to the Covid-19 pandemic could individually or collectively have a material adverse impact on the RBS Group’s business, operations, financial condition and strategy over the short, medium and/or long term. These risks supplement and heighten the related risks contained in the Risk Factors on pages 286 to 300 of the RBS Group’s 2019 Annual Report on Form 20-F.

The direct and indirect effects of the Covid-19 pandemic are having and are likely to continue to have a material adverse impact on RBS Group’s business and results of operations and may affect its ability to meet its targets and achieve its strategic objectives.

During the first quarter of 2020, the global rate of infection of the Covid-19 virus (a respiratory disease caused by coronavirus) and the number of associated deaths increased at a rapid pace.  Having first been diagnosed in Wuhan, China in December 2019, the World Health Organization officially declared a pandemic on 11 March 2020.  Many countries, including the UK (RBS Group’s most significant market) have imposed strict social distancing measures and associated restrictions on non-essential activity in an attempt to slow the spread and reduce the impact of Covid-19. The UK commenced restrictions with its Coronavirus Action Plan on 3 March 2020 which now include restrictions on the movement of and gatherings by all individuals except those engaged in essential activity. The short-term impact of Covid-19 has included sudden reductions in personal and commercial activity, increased unemployment and significant market volatility in asset prices, interest rates and foreign exchange rates, as well as physical disruption to global supply chains and working practices, all of which are having a major impact on the RBS Group’s customers and has had a negative impact on the RBS Group’s Q1 2020 results and outlook. The RBS Group has significant exposures to many of the commercial sectors that are already being impacted by the Covid-19 pandemic, including property, retail, leisure, travel and shipping.

In February 2020, the RBS Group outlined a new Purpose-led Strategy with a number of financial and non-financial targets and ambitions for 2020 and over the medium term.  The sudden and profound economic and social impact of the Covid-19 pandemic starting in the latter part of Q1 2020, and the revised economic outlook challenge many of the fundamental assumptions behind its targets, especially on impairment levels and the impact of IFRS9, RWA reductions, loan growth, and cost reductions, such that they may no longer be achievable as planned and/or on the timelines projected, or at all. Whilst the RBS Group remains committed to its £250 million cost reduction target, achieving the planned reductions in the current environment will be more challenging and require additional savings to be made in a manner that may increase certain operational risks and could impact productivity and competitiveness within the RBS Group.

Countries have varying approaches as to how and when they will incrementally tighten or relax restrictions imposed in response to the Covid-19 pandemic. On 16 April 2020, Her Majesty’s Government announced an extension of the UK restrictions for another three weeks, and continues to review the restrictions on an ongoing basis.  Experts have warned that further waves of infection can be expected which may result in additional periods during which restrictions are imposed in affected countries, at least until a vaccine or effective treatment can be developed and widely administered, which may take 12-18 months or longer. Once restrictions are relaxed, there is no certainty as to the path or length of time required to achieve economic recovery.

In many of the RBS Group’s key markets, including the UK, Europe and the US, central banks, governments, regulators and legislatures have announced historic levels of support and various mandated schemes for impacted businesses and individuals with various forms of financial assistance and legal and regulatory initiatives, including further reductions in interest rates. There is no certainty as to the extent to which these measures may directly and indirectly mitigate negative impacts of the Covid-19 pandemic on the RBS Group.  In addition, the range of prudential regulatory forbearance has made planning and forecasting for the RBS Group more complex, and may result in uncertainty impacting the risk profile of the RBS Group and/or that of the wider banking industry.  The medium and long-term implications of the Covid-19 pandemic for RBS Group customers, the UK housing market, and the UK and global economies and financial markets are uncertain, but if they continue or worsen they will have a material adverse effect on the RBS Group’s financial results and operations in subsequent periods. The negotiations and final terms of the Withdrawal Agreement between Her Majesty’s Government and the EU may also be impacted by the Covid-19 pandemic, with the effect of further challenging the RBS Group’s operating environment.

As a result of this unprecedented economic uncertainty and limited available data the RBS Group has applied an internal analysis of multiple economic scenarios (MES) to inform its IFRS 9 ECL (Expected Credit Loss) overlay, which has increased by £628 million to £798 million at Q1 2020. The recognition and measurement of ECL is complex and involves the use of significant judgement and estimation. This includes the formulation and incorporation of multiple forward-looking economic scenarios into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate.

RBS – Q1 2020 Results                                                                        31

Risk Factors (continued)

Over the period ahead, RBS Group anticipates observable credit deterioration of a proportion of assets resulting in a systematic uplift in ECL requirements mitigated by the economic uncertainty overlay; a credit deterioration would also lead to RWA increases. Furthermore, the assumptions and judgements used in the MES and ECL assessment at Q1 2020 may not prove to be adequate resulting in incremental ECL provisions for the RBS Group.

In response to the Covid-19 pandemic and in line with certain mandated schemes (by governments, central banks and regulators) to assist businesses and individuals, the RBS Group is seeking to assist affected customers with a number of initiatives including increased cash withdrawal limits for debit cards, mortgage, loan and credit card repayment deferrals and decreased overdraft fees, the ability to access savings in fixed savings accounts without charge, increased credit card and overdraft limits, fee-free loans and capital repayment holidays for existing business loans. In addition, it has been providing dedicated telephone customer support lines for vulnerable customers and National Health Service staff.  The RBS Group’s participation in these specific Covid-19-related products and service offerings may affect the RBS Group’s future income, cost base, impairments and returns. During Q1 2020 the RBS Group experienced elevated exposure to credit risk and demands on its funding, particularly from customers and borrowers drawing down upon committed credit facilities. If borrowers or counterparties default or suffer deterioration in credit, this would increase impairment charges, credit reserves, write-downs and regulatory expected loss. An increase in drawings upon committed credit facilities may also increase the RBS Group’s RWAs. If the RBS Group experiences losses and a reduction in future profitability, this is likely to affect the recoverable value of fixed assets, including goodwill and deferred taxes, which may result in further write-downs.

In line with Her Majesty’s Government and local guidance, the RBS Group has invoked business continuity plans and most of the RBS Group’s employees are currently working-from-home on an indefinite basis, but RBS Group is also experiencing increased levels of employee absence as a consequence of the Covid-19 pandemic.  This has increased reliance on the IT systems that enable remote working and increased exposure to fraud, conduct, operational and other risk and may place additional pressure on the RBS Group’s ability to maintain effective internal controls and governance frameworks.  Certain areas of the RBS Group are experiencing workloads that are heavier than usual as a result of increased customer requirements, the RBS Group’s Covid-19-specific product offerings or other related effects. Resources have been diverted from certain ordinary course activities, which may have implications on the execution of related deliverables.  Any of the above could, in turn, impair RBS Group’s ability to serve its customers efficiently and effectively, and impact productivity across RBS Group.  This could have a material adverse effect on the RBS Group, including on its reputation, its ability to retain and attract critical staff and its ability to retain or grow its customer business and/or on its competitive position.

The RBS Group’s ability to make capital distributions has already been impacted. On 31 March 2020, the RBS Group announced in response to a request from the PRA that it was cancelling final ordinary and special dividend payments in relation to the 2019 financial year (including the associated dividend-linked contribution to the RBS UK pension scheme) and also announced that it would not undertake quarterly or interim dividend payments or share buybacks, take no charge in CET1 for foreseeable dividends and would defer decisions on any future ordinary shareholder distributions until the end of 2020. In addition, impairments or other losses as well as increases to capital deductions may result in a decrease to RBSG plc’s capital base.  As a result of the above, there is no certainty as to when RBS Group will be able to resume capital distributions and make dividend payments on its ordinary shares.

In addition, the PRA also stated that bank boards should be considering whether to take any appropriate further actions with regard to the accrual, payment and vesting of variable remuneration. Any changes to compensation could have an adverse effect on the RBS Group’s ability to hire, retain and engage well qualified employees, especially at a senior level, which may have a material adverse impact on the RBS Group.

The Covid-19 pandemic has caused significant market volatility which has increased RBS Group’s market risk which has in turn increased certain RWAs, especially in NatWest Markets. Any downgrading to the credit ratings and/or outlooks assigned to RBSG plc, its subsidiaries and their respective debt securities could exacerbate funding and liquidity risk. Due to the Covid-19 pandemic, there have been relaxations on certain countercyclical buffer requirements and stress tests as well as the calculation of RWAs and leverage, which may be reinstated in the future. Depending on the severity and duration of market volatility and the impact on capital and RWAs, RBS Group or its subsidiaries may be required to adapt its funding plan in order to satisfy its capital and funding requirements, which may have a material adverse effect on the RBS Group.   RBS Group may also receive less dividends than expected from its subsidiaries.  Furthermore, significant fluctuation in foreign currency exchange rates, may affect capital deployed in the RBS Group’s foreign subsidiaries, branches and joint arrangements, securities issued by the RBS Group in foreign currencies or the value of assets, liabilities, income, RWAs, capital base and expenses and the reported earnings of the RBS Group’s UK and non-UK subsidiaries.

RBS – Q1 2020 Results                                                                        32

Additional information

Other financial data

The following table shows RBS’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 31 March 2020.

As at 31 March 2020
£m
Share capital - allotted, called up and fully paid
Ordinary shares of £1	12,094
Retained income and other reserves	32,069
Owners’ equity	44,163

RBS indebtedness
Trading liabilities - debt securities in issue	2,005
Other financial liabilities – debt securities in issue	47,870
Subordinated liabilities	10,898
Total indebtedness	60,773
Total capitalisation and indebtedness	104,936

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

The information contained in the table above has not changed materially since 31 March 2020.

		Year ended 31 December
	Three months ended and as at 31 March 2020	2019	2018	2017	2016	2015

Return on average total assets (1)	0.2%	0.4%	0.2%	0.1%	(0.8%)	(0.2%)
Return on average ordinary shareholders’ equity (2)	3.0%	7.9%	4.0%	1.9%	(15.3%)	(4.0%)
Average total equity as a percentage of average total assets	6.3%	6.2%	7.2%	7.0%	6.2%	6.0%
Dividend payout ratio	-	96.3%	14.9%	-	-	-

Notes:

(1)   Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.

(2)   Return on average ordinary shareholders’ equity represents profit attributable to ordinary shareholders as a percentage of average ordinary shareholders’ equity.

RBS – Q1 2020 Results                                                                        33

Appendix

Non-IFRS financial measures

Appendix Non-IFRS financial measures

As described in Note 1 on page 28, RBS prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. These measures include:

Non-IFRS financial measures

Measure	Basis of preparation	Additional analysis or reconciliation
RBS return on tangible equity

Annualised profit for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity less average intangible assets and average other owners’ equity.

Table I
Segmental return on tangible equity

Annualised segmental operating profit adjusted for tax and for preference share dividends divided by average notional equity, allocated at an operating segment specific rate, of the period average segmental risk-weighted assets incorporating the effect of capital deductions (RWAes).

Table I
Operating expenses analysis – management view

The management analysis of strategic disposals in other income and operating expenses shows strategic costs and litigation and conduct costs in separate lines. These amounts are included in staff, premises and equipment and other administrative expenses in the statutory analysis.

Table II
Cost:income ratio	Total operating expenses less operating lease depreciation divided by total income less operating lease depreciation.	Table III
Commentary – adjusted periodically for specific items

RBS and segmental business performance commentary have been adjusted for the impact of specific items such as transfers, FX recycling gains, push payments fraud costs, strategic, litigation and conduct costs (detailed on pages 12 to 14).

Notable items - page 7. Transfers – page 10 Strategic, litigation and conduct costs - pages 12 to 14.
Bank net interest margin (NIM)	Net interest income of the banking business less NatWest Markets (NWM) element as a percentage of interest-earning assets of the banking business less NWM element.	Table IV

Performance metrics not defined under IFRS(1)

Measure	Basis of preparation	Additional analysis or reconciliation
Loan:deposit ratio	Net customer loans held at amortised cost divided by total customer deposits.	Table V
Tangible net asset value (TNAV)	Tangible equity divided by the number of ordinary shares in issue. Tangible equity is ordinary shareholders’ interest less intangible assets.	Page 6.
NIM	Net interest income of the banking business as a percentage of interest-earning assets of the banking business.	Pages 12 to 14.
Funded assets	Total assets less derivatives.	Pages 11, 12 to 14.
ECL loss rate	The annualised loan impairment charge divided by gross customer loans.	Pages 12 to 14.

Note:

(1)     Metric based on GAAP measures, included as not defined under IFRS and reported for compliance with ESMA adjusted performance measure rules.

RBS – Q1 2020 Results                                                                         1

Appendix Non-IFRS financial measures

I. Return on tangible equity

	Quarter ended or as at
	31 March	31 December	31 March
RBS return on tangible equity	2020	2019	2019
Profit attributable to ordinary shareholders (£m)	288	1,410	707
Annualised profit attributable to ordinary shareholders (£m)	1,152	5,640	2,828

Average total equity (£m)	44,018	43,860	46,516
Adjustment for other owners equity and intangibles (£m)	(11,911)	(11,952)	(12,581)
Adjusted total tangible equity (£m)	32,107	31,908	33,935

Return on tangible equity (%)	3.6%	17.7%	8.3%

	UK	Ulster
	Personal	Bank	Commercial	Private	RBS	NatWest
Quarter ended 31 March 2020	Banking	RoI	Banking	Banking	International	Markets

Operating profit/(loss) (£m)	324	(21)	(37)	49	68	206
Preference share cost allocation (£m)	(22)	-	(38)	(6)	(5)	(17)
Adjustment for tax (£m)	(85)	-	21	(12)	(9)	(53)
Adjusted attributable profit/(loss) (£m)	217	(21)	(54)	31	54	136
Annualised adjusted attributable profit/(loss) (£m)	868	(84)	(216)	124	216	544
Average RWAe (£bn)	38.7	12.8	74.1	10.2	7.0	41.9
Equity factor	14.5%	15.5%	11.5%	12.5%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.6	2.0	8.5	1.3	1.1	6.3
Return on equity	15.5%	(4.2%)	(2.5%)	9.8%	19.4%	8.7%

Quarter ended 31 December 2019
Operating profit/(loss) (£m)	326	(5)	295	61	62	(132)
Adjustment for tax (£m)	(91)	-	(83)	(17)	(9)	37
Preference share cost allocation (£m)	(18)	-	(41)	(4)	(6)	(14)
Adjusted attributable profit/(loss)(£m)	217	(5)	171	40	47	(109)
Annualised adjusted attributable profit/(loss) (£m)	868	(20)	684	160	188	(436)
Average RWAe (£bn)	38.7	13.2	74.9	10.1	6.9	45.0
Equity factor	15.0%	15.0%	12.0%	13.0%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.8	2.0	9.0	1.3	1.1	6.7
Return on equity	14.9%	(1.0%)	7.6%	12.0%	17.3%	(6.5%)

Quarter ended 31 March 2019
Operating profit/(loss) (£m)	498	20	437	80	93	(62)
Adjustment for tax (£m)	(139)	-	(122)	(23)	(13)	17
Preference share cost allocation (£m)	(18)	-	(41)	(4)	-	-
Adjusted attributable profit/(loss) (£m)	341	20	274	53	80	(45)
Annualised adjusted attributable profit/(loss) (£m)	1,364	80	1,096	212	320	(180)
Average RWAe (£bn)	36.8	14.2	79.1	9.6	7.0	49.4
Equity factor	15.0%	15.0%	12.0%	13.0%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.5	2.1	9.5	1.2	1.1	7.4
Return on equity	24.7%	3.8%	11.5%	17.1%	28.6%	(2.4%)

RBS – Q1 2020 Results                                                                         2

Appendix Non-IFRS financial measures

II. Operating expenses analysis

Statutory analysis (1,2)

	Quarter ended
	31 March	31 December	31 March
	2020	2019	2019
Operating expenses	£m	£m	£m
Staff costs	(992)	(990)	(1,011)
Premises and equipment	(258)	(436)	(265)
Other administrative expenses	(398)	(743)	(418)
Administrative expenses	(1,648)	(2,169)	(1,694)
Depreciation and amortisation	(193)	(323)	(244)
Impairment of other intangible assets	-	(35)	-
Total operating expenses	(1,841)	(2,527)	(1,938)

Non-statutory analysis

	Quarter ended
	31 March	31 December	31 March
	2020	2019	2019
Operating expenses	£m	£m	£m
Staff costs	(919)	(835)	(936)
Premises and equipment	(245)	(290)	(248)
Other administrative expenses	(359)	(560)	(355)
Strategic costs (1)	(131)	(537)	(195)
Litigation and conduct costs (2)	4	(85)	(5)
Administrative expenses	(1,650)	(2,307)	(1,739)
Depreciation and amortisation	(191)	(204)	(199)
Impairment of other intangible assets	-	(16)	-
Total	(1,841)	(2,527)	(1,938)

Notes:

(1)   On a statutory, or GAAP, basis, strategic costs are included within staff, premises and equipment, depreciation and amortisation, write-down of other intangible assets and other administrative expenses. Strategic costs relate to restructuring provisions, related costs and projects that are transformational in nature.

(2)   On a statutory, or GAAP, basis, litigation and conduct costs are included within other administrative expenses.

RBS – Q1 2020 Results                                                                         3

Appendix Non-IFRS performance measures

III. Cost:income ratio

	UK	Ulster					Central
	Personal	Bank	Commercial	Private	RBS	NatWest	items	Total
	Banking	RoI	Banking	Banking	International	Markets	& other	RBS
Quarter ended	£m	£m	£m	£m	£m	£m	£m	£m
31 March 2020
Operating expenses	(529)	(123)	(610)	(123)	(61)	(342)	(53)	(1,841)
Operating lease depreciation	-	-	36	-	-	-	-	36
Adjusted operating expenses	(529)	(123)	(574)	(123)	(61)	(342)	(53)	(1,805)
Total income	1,150	129	1,008	201	144	543	(13)	3,162
Operating lease depreciation	-	-	(36)	-	-	-	-	(36)
Adjusted total income	1,150	129	972	201	144	543	(13)	3,126
Cost:income ratio	46.0%	95.3%	59.1%	61.2%	42.4%	63.0%	nm	57.7%

31 December 2019
Operating expenses	(788)	(140)	(700)	(135)	(83)	(392)	(289)	(2,527)
Operating lease depreciation	-	-	35	-	-	-	-	35
Adjusted operating expenses	(788)	(140)	(665)	(135)	(83)	(392)	(289)	(2,492)
Total income	1,195	139	1,076	195	150	250	1,228	4,233
Operating lease depreciation	-	-	(35)	-	-	-	-	(35)
Adjusted total income	1,195	139	1,041	195	150	250	1,228	4,198
Cost:income ratio	65.9%	100.7%	63.9%	69.2%	55.3%	156.8%	nm	59.4%

31 March 2019
Operating expenses	(635)	(136)	(640)	(117)	(59)	(334)	(17)	(1,938)
Operating lease depreciation	-	-	34	-	-	-	-	34
Adjusted operating expenses	(635)	(136)	(606)	(117)	(59)	(334)	(17)	(1,904)
Total income	1,245	145	1,082	193	151	256	(35)	3,037
Operating lease depreciation	-	-	(34)	-	-	-	-	(34)
Adjusted total income	1,245	145	1,048	193	151	256	(35)	3,003
Cost:income ratio	51.0%	93.8%	57.8%	60.6%	39.1%	130.5%	nm	63.4%

IV. Net interest margin

	Quarter ended or as at
	31 March	31 December	31 March
	2020	2019	2019
	£m	£m	£m
RBS net interest income	1,942	2,037	2,033
NWM net interest income	40	4	31
Net interest income excluding NWM	1,982	2,041	2,064
Annualised net interest income	7,811	8,082	8,245
Annualised net interest income excluding NWM	7,972	8,097	8,371
Average interest earning assets (IEA)	458,514	456,164	435,768
NWM average IEA	36,113	36,594	32,072
Bank average IEA excluding NWM	422,401	419,570	403,696

Net interest margin	1.70%	1.77%	1.89%
Bank net interest margin (RBS NIM excluding NWM)	1.89%	1.93%	2.07%

V. Loan:deposit ratio

	As at
	31 March	31 December
	2020	2019
	£bn	£bn
Loans to customers - amortised cost	351.3	326.9
Customer deposits	384.8	369.2
Loan:deposit ratio (%)	91%	89%

Legal Entity Identifier: 2138005O9XJIJN4JPN90

RBS – Q1 2020 Results                                                                         4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc

Registrant

/s/ Katie Murray

Group Chief Financial Officer

1 May 2020

RBS – Q1 2020 Results                                                                         5